NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Restaurant Brands International Inc

NAME OF PERSON RELYING ON EXEMPTION: Shareholder Association for Research & Education (SHARE)

ADDRESS OF PERSON RELYING ON EXEMPTION: Suite 510, 1155 Robson St., Vancouver, BC, Canada, V6E 1B5

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

RE: Support FOR: Item #4 (Shareholder Proposal to report on business strategy in the face of labour market pressure, including information on franchisee human capital management)”

Annual Meeting: June 15, 2022

 Contact: Sarah Couturier-Tanoh, Manager Corporate Engagement & Advocacy, SHARE, scouturier-tanoh@share.ca

 June 1ST, 2022

 To Rest Shareholders:

SHARE is urging stockholders to vote FOR Item #4 (Shareholder Proposal to report on business strategy in the face of labour market pressure, including information on franchisee human capital management) at the Restaurant Brands International Inc. Shareholder Meeting on June 15, 2022.

The proposal calls for Restaurant Brands International Inc.’s (“RBI” or the “Company”) board of directors to analyze and report on how its business strategy will be resilient in the face of increasing labour market pressure while sustaining shareholders’ financial return and long-term value. The report should, at minimum, (1) explain how the Company’s strategy, programs and incentives enable franchisees to adopt competitive employment standards, including wages and benefits and (2) demonstrate the effectiveness of its strategy through the disclosure of aggregated human capital performance indicators and information.

As you review the proposal, we would like to draw your attention to the following:

Rationale for a YES Vote:

•	In the past year, the quick service restaurant industry has been navigating unfavorable labour market conditions impacting restaurants’ workforce performance.

•	Restaurants’ ability to attract, retain and run with a fully operational staff is key to drive high productivity and revenue. Failure to do so may negatively impact service quality, customer experience and brands’ reputation over the long run.

•	Public records indicate that Tim Hortons restaurants are facing a “hiring crisis” which may be explained by stagnant wages and uneven pay distribution across locations.[1] Popeyes[2] and Burger King[3] restaurants face similar pressures.

•	By refusing to provide basic human capital data on franchisees’ performance, where 95% of the total workforce is employed, Management asks shareholders to blindly trust its efforts. Without sufficient transparency on its human capital performance, shareholders are unable to assess the challenges faced by the Management in addressing the labour shortage issues.

•	Minimum quantitative and qualitative disclosure on human capital data, including on attraction, retention and training, will help shareholders to assess the merit of the Company’s strategy and make informed investment decisions according to their fiduciary duty.

1.	Franchisees’ competition problem may be explained by poor wage and benefits standards

The labour shortage which intensified dramatically in 2021, is expected to last.4 North American businesses have experienced the most competitive hiring market in memory.5 Accommodation and food services are the sectors recording the largest increase of job openings. This trend is particularly concerning as the average turnover rate in the fast-food industry has reached 150% in the U.S.

High turnover has an economic cost to companies as they suffer “the loss of job-specific skills, disruption in production and incur the costs of hiring and training new workers”.6 The total cost of turnover can add up to 40% of an employee’s wages and can generate a meaningful loss of productivity.7 In the restaurant industry, with famously slim margins, these costs put pressure on profitability.

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1 https://www.bnnbloomberg.ca/you-need-to-pay-them-well-ontario-labour-minister-on-tim-hortons-hiring-crisis-1.1690838

2 https://www.cbc.ca/news/canada/nova-scotia/labour-shortage-restaurant-industry-popeyes-nova-scotia-1.6454218

3 https://www.foodbusinessnews.net/articles/20705-labor-shortage-affecting-burger-king-menu

4 https://www.adecco.ca/en-ca/blog/the-canadian-labour-market-beyond-the-pandemic/

5 https://thoughtleadership.rbc.com/squeeze-play-higher-wages-alone-wont-solve-canadas-labour-shortage-problem/

6 Garino and, Martin. The Impact of Labour Turnover: Theory and Evidence from UK Micro-Data. Working Paper No. 05/10, May 2005, Updated May 2007

7 https://archive.canadianbusiness.com/leadership/the-true-cost-of-staff-turnover-and-one-smart-way-to-reduce-it/

Tim Hortons is navigating a “hiring crisis”. In late 2021, BNN Bloomberg obtained 27 internal email “threads” from the company, outlining the crisis.8 In the internal emails, restaurant managers cite stagnant wages, uneven pay across locations; and staff burnout as key challenges of attraction and retention at the franchisee level.9 Media coverage indicates that other brands including Burger King have also been impacted by this phenomenon.10

This is not surprising. Research indicates that “frontline workers, low wage, minority and lower-level employees are more likely to be looking to leave – at rates significantly higher than historical norms.”11 RBI does not make wage data available to its shareholders. However, public resources indicate that Burger King cashiers earn an average of $912 in Texas, home to the largest concentration of the company’s restaurants in the U.S.13 In that state, $16/hour is considered to be a living wage for a single adult. In fact, based on these data, Burger King wages are much closer to what is considered a poverty wage in this location ($6/hr).14

These conclusions also echo with the Ontario Labour Minister’s views on the matter. In response to Tim Hortons “hiring crisis”, Minister Monte McNaughton said: “if you’re a business out there and you want to attract a talented workforce, you need to pay them well […] It’s about attracting and retaining workers. And those businesses that are stepping up, paying more, are going to get to keep their workers.”15

While we understand that RBI competition problem cannot be solely solved by changes in wages and benefits, we believe that both factors play a huge role in franchisees’ ability to overcome staff shortages and improve their turnover rate. Therefore, accessing timely and reliable minimal metrics allowing shareholders to assess RBI’s efforts to support its franchisees is warranted and necessary.

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8 https://www.bnnbloomberg.ca/tim-hortons-facing-hiring-crisis-tied-to-wage-issues-leaked-emails-and-interviews-reveal-1.1689112

9 https://www.bnnbloomberg.ca/you-need-to-pay-them-well-ontario-labour-minister-on-tim-hortons-hiring-crisis-1.1690838

10 https://www.newsweek.com/burger-king-customer-praised-calling-manager-out-over-low-wages-1703073

11 https://www.mercer.us/content/dam/mercer/attachments/private/us-2021-inside-employees-minds-report.pdf

12 https://www.mashed.com/159615/heres-how-much-money-fast-food-workers-really-make/

13 https://livingwage.mit.edu/states/48

14 https://livingwage.mit.edu/states/48

15 https://www.bnnbloomberg.ca/you-need-to-pay-them-well-ontario-labour-minister-on-tim-hortons-hiring-crisis-1.1690838

2.	Labour shortage is a material risk, yet shareholders are in the dark.

The proposal asks the Board to

1.	explain how the Company’s strategy, programs and incentives enable franchisees to adopt competitive employment standards, including wages and benefits and
2.	demonstrate to shareholders the effectiveness of its strategy through the disclosure of aggregated human capital performance indicators and information.

In other words, the proposal asks what the Company is doing to tackle its competition problem and whether its strategy is effective or not. Both sets of information would allow shareholders to evaluate the role and the risks of poor wages and benefits practices on staffing levels and productivity as well as its potential impact on shareholders’ return.

Jose Cil recognizes that “there’s always been a challenge around staffing”. In a January, 2021 statement, the CEO and Chair of RBI said: “We believe this is going to continue to be a challenge and a responsibility for us in this industry, and that’s why we’re focused on a long-term approach to creating the right environment in our business for our franchisees and for their team members to be able to drive good, strong staffing levels as well as retention.” After conducting interviews with fast food, the Company realized that other factors than wages impact recruitment and retention such as “the environment in the restaurant”.16 Indeed, decent work practices in general are key drivers in workers’ ability and motivation to perform their tasks adequately, including health and safety, diversity and inclusion and a positive workplace culture.

This begs the question: does management have an effective strategy to address these challenges, and steer the company toward long-term profitability?

On its own, a raise in wages will not be sufficient to address these challenges. However, given the state of the labour market, an increase to hourly wages ought to be considered as “table stakes” for companies committed to hiring and retaining motivated and productive staff. Since the beginning of the pandemic, many companies raised hourly workers’ wages and improved benefits in order to maintain adequate staffing levels. For example, in 2021, Amazon announced it would increase its average starting wage in the United States to more than $18 an hour.17 Starbucks said that in August 2022, average hourly pay will be nearly $17/hour nationally.18 In contrast, with a $9/hr19 pay on average, RBI said it would invest in “automated fryers, broilers and beverage dispensers”.20

The Board says that the Company is focused on “providing [its] franchisees with support and resources that enable them to adopt competitive employment practices […] including recruitment toolkits, access to compensation benchmarking data, and frameworks for incentive programs.” While we acknowledge those steps and appreciate that the Management is trying to promote good practices to help franchisees to address their labour shortage issue, sound investment decisions cannot be based solely on corporate aspirations. Investors require tangible, quantitative performance indicators in order to be able to effectively assess material risks and value their assets accordingly.

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16 https://www.restaurantbusinessonline.com/financing/why-long-term-approach-best-strategy-labor-challenges

17 https://www.thestar.com/news/gta/2021/09/13/on-a-cross-canada-hiring-spree-amazon-boosts-wages-for-warehouse-workers-while-eliminating-bonus-program.html

18 https://stories.starbucks.com/press/2022/starbucks-commits-one-billion-in-fy2022-investments-to-uplift-partners-employees-and-the-store-experience/

19 According to: https://www.mashed.com/159615/heres-how-much-money-fast-food-workers-really-make/

20 https://www.restaurantbusinessonline.com/financing/why-long-term-approach-best-strategy-labor-challenges

It is also worthy noting that in 2018 and 2019, the Atkinson Foundation filed a shareholder proposal asking the Board to report on actions the company is taking to ensure decent work practices are upheld in the company’s franchisee operations, including systems and key performance indicators used by RBI to evaluate whether its minimum requirements and standards are being upheld in its own and franchisee operations.21 Despite the fact a vast majority of independent shareholders voted in favour of the resolution, the Board has yet to provide metrics allowing investors to evaluate the effectiveness of its material human capital policies and practices.

Therefore, based on the materiality of the issues described above, we urge shareholders to support the proposal.

If you have any questions, please contact Sarah Couturier-Tanoh at scouturier-tanoh@share.ca.

Vote “FOR” on Item #4 (Shareholder Proposal to report on business strategy in the face of labour market pressure, including information on franchisee human capital management) at the Restaurant Brands International Inc. Shareholder Meeting on June 15, 2022.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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21 https://sec.report/Document/0001214659-20-004375/